SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         FirstPlus Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    33763B103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Ronald J. Frappier, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33763B103

         1.       Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Persons (Entities Only):
                   Jack Roubinek
                  --------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)  [ ]             (b)   [ ]

         3.       SEC Use Only
                               -------------------------------------------------

         4.       Source of Funds (See instructions)    OO
                                                     ---------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization     United States
                                                       -------------------------


                                          7.      Sole Voting Power                   46,150,200
                                                                                    ----------------
         Number of Shares  Beneficially
         Owned   by   Each    Reporting   8.      Shared Voting Power                          0
         Person With:                                                               ----------------

                                          9.      Sole Dispositive Power              46,150,200
                                                                                    ----------------

                                         10.      Shared Dispositive Power                     0
                                                                                    ----------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   46,150,200 (1)
                  --------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                                                       51% (2)
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                                         IN
                  --------------------------------------------------------------

---------------------------
(1)      Includes  46,150,200  shares of  common  stock of  FirstPlus  Financial
         Group, Inc. (the "Issuer") issuable upon the conversion of 25,639 shares of Series D Convertible Preferred Stock, $1.00 par value per share (the "Preferred Stock"), of the Issuer. The Preferred Stock is held by CL Capital Lending, LLC ("CL"), of which Mr. Roubinek is the sole Manager. Mr. Roubinek beneficially owns 12,645,154 shares of common stock issuable upon the conversion of 7,025.09 shares of Preferred Stock, by virtue of his position as Trustee of Circle JR Trust, which is a Member of CL Capital Lending, LLC. However, Mr. Roubinek has the right to control the vote of all 46,150,200 shares of common stock issuable upon the conversion of 25,639 shares of Preferred Stock, by virtue of his position as sole Manager of CL.

(2) Based on 90,489,908 shares of common stock of the Issuer issued and outstanding, as if all of the Preferred Stock had been converted, as of June 28, 2002.

CUSIP No. 33763B103

         1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:

                   CL Capital Lending, LLC
                  --------------------------------------------------------------

         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)  [ ]          (b)  [ ]

         3.       SEC Use Only
                               -------------------------------------------------

         4.       Source of Funds (See instructions)    OO
                                                     ---------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization     Texas
                                                       -------------------------



                                          7.      Sole Voting Power                    46,150,200
                                                                                    ----------------
         Number of Shares  Beneficially
         Owned   by   Each    Reporting   8.      Shared Voting Power                           0
         Person With:                                                               ----------------

                                          9.      Sole Dispositive Power                46,150,200
                                                                                    ----------------

                                         10.      Shared Dispositive Power                      0
                                                                                    ----------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   46,150,200 (1)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                                                       51% (2)
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                                         OO
--------------------------------------------------------------------------------

-----------------------------
(1) Includes 46,150,200 shares of common stock of the Issuer issuable upon the conversion of 25,639 shares of Preferred Stock of the Issuer.

(2) Based on 90,489,908 shares of common stock of the Issuer issued and outstanding, as if all of the Preferred Stock had been converted, as of June 28, 2002.

CUSIP No. 33763B103

         1 .      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Persons (Entities Only):
                   Daniel T. Phillips
                  --------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)  [ ]        (b)  [ ]

         3.       SEC Use Only
                               -------------------------------------------------

         4.       Source of Funds (See instructions)    OO
                                                     ---------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization     United States
                                                       -------------------------



                                          7.      Sole Voting Power                                0
                                                                                    ----------------
         Number of Shares  Beneficially
         Owned   by   Each    Reporting   8.      Shared Voting Power                              0
         Person With:                                                               ----------------

                                          9.      Sole Dispositive Power                           0
                                                                                    ----------------

                                         10.      Shared Dispositive Power                         0
                                                                                    ----------------


         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   12,645,154 (1)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                                                       14% (2)
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                                         IN
--------------------------------------------------------------------------------

---------------------
(1) Includes 12,645,154 shares of common stock of the Issuer issuable upon the conversion of 7,025.09 shares of Preferred Stock. The Preferred Stock is held by CL Capital Lending, LLC, of which Danmer, LLC ("Danmer") is a Member. Mr. Phillips is the sole Member and Manager of Danmer.

(2) Based on 90,489,908 shares of common stock of the Issuer issued and outstanding, as if all of the Preferred Stock had been converted, as of June 28, 2002.

CUSIP No. 33763B103

         1 .      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Persons (Entities Only):
                   Danmer, LLC
                  --------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)   [ ]         (b)  [ ]

         3.       SEC Use Only
                               -------------------------------------------------

         4.       Source of Funds (See instructions)    OO
                                                     ---------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization  Texas
                                                       -------------------------


                                          7.      Sole Voting Power                                0
                                                                                    ----------------
         Number of Shares  Beneficially
         Owned   by   Each    Reporting   8.      Shared Voting Power                              0
         Person With:                                                               ----------------

                                          9.      Sole Dispositive Power                           0
                                                                                    ----------------

                                         10.      Shared Dispositive Power                         0
                                                                                    ----------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   12,645,154 (1)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                                                       14% (2)
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                                         00
--------------------------------------------------------------------------------


---------------------
(1) Includes 12,645,154 shares of common stock of the Issuer issuable upon the conversion of 7,025.09 shares of Preferred Stock. The Preferred Stock is held by CL Capital Lending, LLC, of which Danmer is a Member.

(2) Based on 90,489,908 shares of common stock of the Issuer issued and outstanding, as if all of the Preferred Stock had been converted, as of June 28, 2002.

CUSIP No. 33763B103

         1 .      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Persons (Entities Only):
                   Circle JR Trust
                  --------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a)   [ ]         (b)  [ ]

         3.       SEC Use Only
                               -------------------------------------------------

         4.       Source of Funds (See instructions)    OO
                                                     ---------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization  Texas
                                                       -------------------------


                                          7.      Sole Voting Power                                0
                                                                                    ----------------
         Number of Shares  Beneficially
         Owned   by   Each    Reporting   8.      Shared Voting Power                              0
         Person With:                                                               ----------------

                                          9.      Sole Dispositive Power                           0
                                                                                    ----------------

                                         10.      Shared Dispositive Power                         0
                                                                                    ----------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   12,645,154 (1)
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

         13.      Percent of Class Represented by Amount in Row 11.
                                                       14% (2)
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                                         00
--------------------------------------------------------------------------------


---------------------
(1) Includes 12,645,154 shares of common stock of the Issuer issuable upon the conversion of 7,025.09 shares of Preferred Stock. The Preferred Stock is held by CL Capital Lending, LLC, of which Circle JR Trust is a Member.

(2) Based on 90,489,908 shares of common stock of the Issuer issued and outstanding, as if all of the Preferred Stock had been converted, as of June 28, 2002.

                                  Schedule 13D
                                  ------------


Item 1.  Security and Issuer.

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of FirstPlus Financial Group, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1349 Empire Central, 13th Floor, Dallas, Texas 75248.

Item 2.  Identity and Background.

         This Schedule 13D is being filed jointly by Jack Roubinek, a citizen of the United States, Daniel T. Phillips, a citizen of the United States, CL Capital Lending, LLC, a Texas limited liability company ("CL"), Danmer, LLC, a Texas limited liability company ("Danmer"), and Circle JR Trust. The business address of Mr. Roubinek and Mr. Phillips is 1349 Empire Central, 13th Floor, Dallas, Texas 75248. Mr. Roubinek is a director of the Issuer. Mr. Phillips is President, Chief Executive Officer, Treasurer, Secretary and a director of the Issuer.

         The business address of CL is 1349 Empire Central, 13th Floor, Dallas, Texas 75248. The principal business of CL is the provision of access to a loan origination system for lending institutions. The sole Manager of CL is Jack Roubinek, whose business address is 1349 Empire Central, 13th Floor, Dallas, Texas 75248. Mr. Roubinek is a United States citizen, and his principal occupation or employment is operating the business of CL.

         The business address of Danmer is 1349 Empire Central, 13th Floor, Dallas, Texas 75248. The principal business of Danmer is investments. The sole Manager of Danmer is Daniel T. Phillips, whose business address is 1349 Empire Central, 13th Floor, Dallas, Texas 75248. Mr. Phillips is a United States citizen, and his principal occupation or employment is operating the business of the Issuer.

         The business address of Circle JR Trust is 1349 Empire Central, 13th Floor, Dallas, Texas 75248. The principal business of Circle JR Trust is investments. The Trustee of Circle JR Trust is Jack Roubinek, whose business address is 1349 Empire Central, 13th Floor, Dallas, Texas 75248. Mr. Roubinek is a United States citizen, and his principal occupation or employment is operating the business of CL.

         During the last five years, neither Mr. Roubinek, Mr. Phillips, CL, Danmer nor Circle JR Trust have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.


         On June 28, 2002, the Issuer entered into a Purchase Agreement with CL, pursuant to which the Issuer acquired 42.3% of the outstanding limited liability company interests of CL in exchange for 25,639 shares of Series D Convertible Preferred Stock (the "Preferred Stock") of the Issuer (the "Purchase"). The Preferred Stock is convertible into 46,150,200 shares of the Issuer's Common Stock at the option of CL on or after June 28, 2003, but votes with the Common Stock prior to conversion.

Item 4.  Purpose of Transaction.


         In connection with the Purchase, the Issuer agreed to expand its Board of Directors to seven members, and George T. Davis, a significant shareholder of the Issuer, and Jack Roubinek, the sole Manager of CL, have become members of the Board of Directors.

         Other  than as set  forth in this Item 4,  neither  Mr.  Roubinek,  Mr.
Phillips, CL, Danmer nor Circle JR Trust have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  (a) Circle JR Trust owns the securities that are the subject of this Schedule 13D through CL. As of the date of this filing, by virtue of its percentage membership interest in CL, Circle JR Trust beneficially owns 7,025.09 shares of Preferred Stock, which are convertible into 12,645,154 shares of Common Stock.

                           Mr. Roubinek is the sole Manager of CL. Mr. Roubinek is also a director of the Issuer. By virtue of his position as sole Manager of CL, Mr. Roubinek has the right to control the vote of all 25,639 shares of Preferred Stock, which are convertible into 46,150,200 shares of Common Stock.

                           Mr. Phillips owns the securities that are the subject of this Schedule 13D through Danmer, which is a Member of CL. Mr. Phillips is the sole Member and the sole Manager of Danmer. Mr. Phillips is also the President, Chief Executive Officer, Treasurer, Secretary and a director of the Issuer. As of the date of this filing, by virtue of his ownership of Danmer and Danmer's percentage membership interest in CL, Mr. Phillips beneficially owns 7,025.09 shares of Preferred Stock, which are convertible into 12,645,154 shares of Common Stock.

                           As of the  date  of this  filing,  CL  directly  owns
                           25,639   shares  of   Preferred   Stock,   which  are
                           convertible into 46,150,200 shares of Common Stock.

                           Danmer owns the securities that are the subject of this Schedule 13D through its capacity as a Member of CL. As of the date of this filing, by virtue of its percentage membership interest in CL, Danmer beneficially owns 7,025.09 shares of Preferred Stock, which are convertible into 12,645,154 shares of Common Stock.

                  (b) The Preferred Stock is owned by CL. Because Mr. Roubinek is the sole Manager of CL, Mr. Roubinek may be deemed to have sole voting and dispositive power over the 25,639 shares of Preferred Stock and the 46,150,200 shares of Common Stock into which the Preferred Stock is convertible.

                  (c)      None.

                  (d) CL holds all rights associated with its shares of Preferred Stock and the Common Stock into which the Preferred Stock is convertible, including the right to receive dividends on such shares of Preferred Stock and Common Stock.

                  (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                  None, except as described in Item 5, above.

Item 7.  Materials Filed as Exhibits.


         Exhibit No.       Exhibit Description

              1 Joint Filing Agreement, dated as of July 12, 2002, by and among Jack Roubinek, Daniel T. Phillips, Danmer, LLC, CL Capital Lending, LLC and Circle JR Trust.

                                    SIGNATURE



         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: July 12, 2002                                  By: /s/ Jack Roubinek
                                                         -----------------------
                                                     Name:  Jack Roubinek



Date: July 12, 2002                                  By: /s/ Daniel T. Phillips
                                                         -----------------------
                                                     Name: Daniel T. Phillips


Date: July 12, 2002                                  DANMER, LLC


                                                     By: /s/ Daniel T. Phillips
                                                        ------------------------
                                                     Name: Daniel T. Phillips
                                                     Title: Manager


Date: July 12, 2002                                  CL CAPITAL LENDING, LLC


                                                     By: /s/ Jack Roubinek
                                                        ------------------------
                                                     Name: Jack Roubinek
                                                     Title: Manager


Date: July 12, 2002                                  CIRCLE JR TRUST


                                                     By: /s/ Jack Roubinek
                                                        ------------------------
                                                        Name:  Jack Roubinek
                                                        Title: Trustee

Exhibit 1



                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of FirstPlus Financial Group, Inc. and further agree that this Joint Filing Agreement (the "Agreement") be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this July 12, 2002. The Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such parts taken together will constitute a part of this Agreement.

Date: July 12, 2002
                                                     By: /s/ Jack Roubinek
                                                        ------------------------
                                                     Name:  Jack Roubinek



                                                     By: /s/ Daniel T. Phillips
                                                        ------------------------
                                                     Name: Daniel T. Phillips


                                                     DANMER, LLC


                                                     By: /s/ Daniel T. Phillips
                                                        ------------------------
                                                     Name: Daniel T. Phillips
                                                     Title: Manager


                                                     CL CAPITAL LENDING, LLC


                                                     By: /s/ Jack Roubinek
                                                        ------------------------
                                                     Name: Jack Roubinek
                                                     Title: Manager


Date: July 12, 2002                                  CIRCLE JR TRUST


                                                     By: /s/ Jack Roubinek
                                                        ------------------------
                                                        Name:  Jack Roubinek
                                                        Title: Trustee